

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Robert Mathews
Executive Vice President and Chief Financial Officer
Viking Systems, Inc.
134 Flanders Road
Westborough, MA 01581

    Re: Viking Systems, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed February 22, 2010
           File No. 0-49636

Dear Mr. Mathews:

    We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Kevin L. Vaughn
           Accounting Branch Chief